UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

September 19, 2022

VIA EDGAR

Mr. Joseph Cascarano, Senior Staff Accountant

Mr. Robert S. Littlepage, Accountant Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 27, 2022
File No. 001-39302

Dear Messrs. Cascarano and Littlepage:

The Company has received the letter dated September 8, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and public holidays within the period. The Company will provide its response to the letter via EDGAR as soon as possible no later than October 10, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4858 or shu.du@skadden.com. Thank you very much.

Very truly yours,

/s/ Chaohui Chen
Chaohui Chen
Director and Chief Executive Officer

cc:	Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.
Yimeng Shi, Chief Financial Officer, UCLOUDLINK GOUP INC.
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP